As filed with the Securities and Exchange Commission on June 23, 2004

Registration No. 33—

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SUMMIT FINANCIAL SERVICES GROUP, INC.

(Exact name of registrant as specified in charter)

Florida (State or other Jurisdiction of incorporation or organization)	6211 (Primary Standard Industrial Classification Code No.)	05-0577932 (I.R.S. Employer Identification Number)

980 NORTH FEDERAL HIGHWAY, SUITE 310

BOCA RATON, FLORIDA 33432

(561) 338-2800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

MARSHALL T. LEEDS, CHIEF EXECUTIVE OFFICER

SUMMIT BROKERAGE SERVICES, INC.

980 NORTH FEDERAL HIGHWAY, SUITE 310

BOCA RATON, FLORIDA 33432

(561) 338-2800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

copies to:

SANDRA C. GORDON, ESQUIRE

GREENBERG TRAURIG, P.A.

450 South Orange Avenue, Suite 650

Orlando, Florida 32801

(407) 420-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to Be Registered(l)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee
Common Stock $.0001 par value	5,478,000	$0.325	$1,780,350	$225.57

(1)	Pursuant to Rule 416, the Registration Statement also covers an indeterminate number of additional shares of common stock that may be issuable to prevent dilution resulting from stock splits, stock dividends, or similar events.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, and based on the average of the bid and asked prices of our common stock as reported over-the-counter on the OTC Electronic Bulletin Board on June 18, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

Subject to Completion Dated June 23, 2004

SUMMIT FINANCIAL SERVICES GROUP, INC.

5,478,000 Shares of Common Stock

This prospectus relates to 5,478,000 shares of common stock of Summit Financial Services Group, Inc. to be sold from time to time by the selling shareholders named in this prospectus. We are not selling any shares under this prospectus, and we will not receive any of the proceeds from the sale of the shares of common stock by the selling shareholders. Eleven of the twelve selling shareholders hold warrants that are exercisable for a total of 1,478,000 shares of common stock. We would receive the proceeds of $443,400 if all warrant holders elected to exercise their warrants. The proceeds of these warrant exercises would be used for general corporate purposes.

The selling shareholders may sell the shares of common stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the selling shareholders may sell their shares in a section entitled “Plan of Distribution” on page 11. You should read this prospectus and any supplement carefully before you invest.

Our common stock is traded on the OTC Electronic Bulletin Board under the symbol “SFNS.OB.” On June 18, 2004, the last reported sale price of our common stock on the OTC Electronic Bulletin Board was $0.30 per share.

The mailing address, the telephone and facsimile numbers of our executive offices are:

Summit Financial Services Group, Inc.

980 North Federal Highway, Suite 310

Boca Raton, Florida 33432

Telephone No.: (561) 338-2800

Facsimile No.: (561) 347-6705

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 2.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                 , 2004.

PROSPECTUS SUMMARY

The terms “we,” “us,” and “our” to refer to Summit Financial Services Group, Inc., a Florida corporation, and its subsidiaries unless the context indicates otherwise. This summary is qualified in its entirety by the more detailed information appearing in other places in this prospectus and in documents incorporated by reference into this prospectus. Unless indicated otherwise, all information with regard to our capital stock in this prospectus, including share and per share information, assumes that outstanding options and warrants have not been exercised.

The Company

We are a Florida-based financial services holding company that provides, through our Summit Brokerage Services, Inc. operating subsidiary (“Summit Brokerage”), a broad range of securities brokerage and investment services to primarily individual investors. Summit Brokerage is registered as a broker-dealer with the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the Municipal Securities Rule Making Board, and the Securities Investor Protection Corporation. Summit Brokerage also sells insurance products, predominantly fixed and variable annuities and life insurance, through its SBS Insurance Agency of Florida, Inc. subsidiary. Through its registered investment advisor subsidiary, Summit Financial Group, Inc., Summit Brokerage provides asset management services.

We are a Florida corporation formed in July 2003 for the purpose of holding the stock of Summit Brokerage. On February 26, 2004, the shareholders of Summit Brokerage approved the creation of a holding company structure wherein Summit Brokerage became our wholly-owned subsidiary. As a result of the holding company reorganization, we succeeded to Summit Brokerage as the reporting company under the Securities Exchange Act of 1934, as amended.

We do not hold any funds or securities of our customers, but instead utilize, on a fully disclosed basis, the services of both First Clearing Corporation (a division of Wachovia Corporation) and RBC Dain Correspondent Services (a division of RBC Dain Rauscher Incorporated) as our clearing brokers. Our clearing arrangements provide us with back office support, transaction processing services on all principal national and international securities exchanges, and access to many other financial services and products. The agreements allow us to offer a range of products and services that are generally offered only by firms that are larger and have more capital than Summit Brokerage.

The Offering

Common stock offered by us	None

Common stock offered by the selling shareholders	A maximum of 5,478,000 shares

Common stock outstanding as of May 31, 2004	28,174,671 shares

Offering price	Determined at time of sale

Use of proceeds	We will receive no proceeds from the sale of our common stock by the selling shareholders. Any proceeds we receive upon the exercise of the warrants outstanding will be used for general corporate purposes.

OTC Bulletin Board Symbol	SFNS.OB

The Selling Shareholders

The selling shareholders described below are offering up to 5,478,000 shares of our common stock from time to time under this prospectus.

•	4,000,000 shares of common stock purchased for $1,000,000 cash by Antares Capital Fund III Limited Partnership, under a Stock Purchase Agreement between Summit Brokerage and Antares dated April 11, 2003; and

•	1,478,000 shares of our common stock issuable upon exercise of outstanding warrants that are exericsable at $0.30 per share and expire on March 18, 2008. These warrants were issued to 11 persons, one of whom is a consultant and 10 of whom are or were employees and/or registered representatives with us.

We provided registration rights to each of these investors in connection with the issuance of the 4,000,000 shares of common stock purchased by Antares, and the 1,478,000 shares of common stock to be issued upon the exercise of the warrants.

RISK FACTORS

Before you invest in our common stock, you should be aware that there are various risks, including those described below.

Risks Related to Our Business

We have had recent losses. We realized net losses for the fiscal year ended December 31, 2003 of ($1,244,410) and net losses of ($1,619,010) for the fiscal year ended December 31, 2002. We cannot assure you that we will be profitable in the near future or that our revenues will grow. Additionally, our revenues and profitability have been, and may continue to be, negatively impacted by economic conditions as well as international political unrest.

Our business could be harmed by market volatility, declines in general economic conditions and other securities industry risks. Our revenues are derived primarily from securities brokerage and related services, and we expect this business to continue to account for almost all of our revenues. We, like other securities firms, are directly affected by economic and political conditions, including, but not limited to the following:

•	acts of war, terrorism and other political unrest;

•	broad trends in business and finance, and

•	changes in the conditions of the securities markets in which our customers trade.

A downturn in these markets can adversely affects our operating results. In major stock market declines, many firms in the securities industry suffer financial losses, and the level of individual investor trading activity decreases after these events. When trading volume is low, our profitability is adversely affected because a significant portion of our costs does not vary with revenue. For these reasons, severe market fluctuations can have a material adverse effect on our business, financial condition and operating results. Some of our competitors with more diversified business lines might withstand such a downturn in the securities industry better than we would.

We operate in a highly regulated industry and compliance failures could adversely affect our business. The securities industry in the jurisdictions in which we operate is subject to extensive regulation covering all aspects of the securities business. The various governmental authorities and industry self-regulatory organizations that supervise and regulate us generally have broad enforcement powers to censure, fine, issue cease-and-desist orders or suspend or expel us or any of our officers or employees who violate applicable laws or regulations. Our ability to comply with all applicable laws and rules is largely dependent on our establishment and maintenance of compliance and reporting systems, as well as our ability to attract and retain qualified compliance and other personnel. We could be subject to disciplinary or other regulatory or legal actions in the future due to noncompliance. In addition, it is possible that any past noncompliance could subject us to future civil lawsuits, the outcome of which could have a material adverse effect on our financial condition and operating results.

There is considerable fluctuation during any year and from year-to-year in the volume of transactions we must process. We record transactions and post our books on a daily basis. Operations personnel monitor operations to determine compliance with applicable laws, rules and regulations. Failure to keep current and accurate books and records can render us liable to disciplinary action by governmental and self-regulatory authorities, as well as to claims by our clients.

In addition, we use the Internet to provide information to our registered representatives and, to a lesser extent, our customers. Due to the increasing popularity of the Internet, it is possible that new laws and regulations may be adopted dealing with such issues as user privacy, content and pricing. Such laws and regulations might increase our cost of using, or limit our ability to use, the Internet. In addition, the growth of the Internet as a means of conducting international business has raised many legal issues regarding, among other things, the circumstances in which countries or other jurisdictions have the right to regulate Internet services that may be available to their citizens from service providers located elsewhere. In many cases, there are no laws, regulations, judicial decisions or governmental interpretations that clearly resolve these issues. This uncertainty may adversely affect our ability to use the Internet to expand our international operations, and creates the risk that we could be subject to disciplinary sanctions or other penalties for failure to comply with applicable laws or regulations.

We face substantial competition that could reduce our market share and harm our financial performance. All aspects of our business are highly competitive. We compete directly with national and regional full service broker-dealers and, to a lesser extent, with discount brokers, investment advisors and certain commercial banks. The financial services industry has become considerably more concentrated as numerous securities firms have either ceased operations or have been acquired by or merged into other firms. These mergers and acquisitions have increased competition from these firms, many of which have significantly greater capital and financial and other resources than we do. With respect to retail brokerage activities, certain regional firms with which we compete have operated in certain markets longer than we have and have established long-standing client relationships. In addition, we expect competition from commercial banks to increase because of recent and anticipated legislative and regulatory initiatives in the United States to remove or relieve certain restrictions on commercial banks’ securities activities. We also compete with others in the financial services industry in recruiting registered representatives and new employees as well as retaining current personnel, and we could be adversely affected in the event we were to lose registered representatives who either individually or in the aggregate accounted for a significant percentage of our revenues.

We expect to face increasing competition from companies offering electronic brokerage services, which is a rapidly developing industry. These competitors may have lower costs or provide fewer services, and may offer certain customers more attractive pricing or other terms, than we offer. In addition, disintermediation may occur as issuers attempt to sell their securities directly to purchasers, including sales using electronic media such as the Internet. To the extent that issuers and purchasers of securities transact business without the assistance of financial intermediaries like us, our operating results could be adversely affected.

We may be unable to hire, integrate or retain qualified personnel. Most aspects of our business are dependent on highly skilled individuals. We devote considerable resources to recruiting, training and compensating these individuals. In addition, one component of our growth strategy is to increase market penetration by recruiting experienced registered representatives. Our business could be adversely affected if we were to lose registered representatives who account for a significant percentage of our revenues.

In connection with our recruiting efforts, we rely significantly on the extensive relationships developed by senior management, particularly Marshall T. Leeds, throughout their years of involvement in the financial services industry, in addition to relying on referrals and the use of both in-house and outside recruiters. We cannot assure that these recruiting efforts will be successful or, if successful, that they will enhance our business, results of operations, or financial condition.

Competition for key personnel is intense. We cannot assure that losses of key personnel due to such competition, or for other reasons, will not occur in the future. The loss of any key employee, particularly Marshall T. Leeds, our Chairman and Chief Executive Officer, could materially and adversely affect our operating results. We currently maintain key man life insurance on Mr. Leeds in the amount of $3,000,000, although there can be no assurance that we will be able to renew this policy on terms that are acceptable.

Other than Mr. Leeds, we do not have employment agreements with any other members of senior management. We attempt to retain employees with incentives such as incentive compensation plans, including stock options conditioned on continued employment. These incentives, however, may be insufficient in light of the increasing competition for experienced professionals in the securities industry, particularly if our stock price were to decline, or fail to appreciate sufficiently. If that happened, our benefit plans might no longer be a competitive incentive for our key employees to stay with us.

We need to comply with stringent capital requirements. Many of the regulatory agencies, securities exchanges and other industry self-regulatory organizations that regulate us have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers. Net capital is the net worth of a broker or dealer, less deductions for certain types of assets. Currently, Summit Brokerage is required to maintain net capital of at least $250,000. As of March 31, 2004, Summit Brokerage had net capital of $2,118, 476 and excess net capital (that is, net capital less required net capital) of $1,868,470. In April 2004, $375,000 of such excess capital was moved from Summit Brokerage to the Company to allow the Company more flexibility to use the funds for its corporate purposes. The Company intends to maintain in Summit Brokerage on an on-going basis such funds as are necessary to operate Summit Brokerage and to maintain compliance with regulatory net capital requirements. If Summit Brokerage fails to maintain the required net capital, it may be subject to suspension or revocation of its licenses, which could ultimately lead the Company to being liquidated. If such net capital rules are changed or expanded, or if there is an unusually large charge against net capital, we might be required to limit or discontinue those portions of our business that require the intensive use of capital. A large operating loss or charge against net capital could adversely affect our ability to expand or even maintain our present levels of business.

Our rapid growth has placed significant demands on our management and other resources and is likely to continue. To manage the currently anticipated growth of our business, we will need to attract, hire and retain highly skilled and motivated officers and employees. In particular, we expect that a need for increased staffing will continue for service personnel to support the expansion of our branch offices. We will also need to continue improving our existing systems, and/or implement new systems, for transaction processing, operational and financial management and training, integrating and managing our growing employee base. We cannot assure you that we will be able to attract the employees or conduct the system improvements necessary to manage this growth effectively or that we will be able to achieve the rate of growth we have experienced in the past.

We may not be able to grow as planned. As part of our long-term growth strategy, we recruit individual registered representatives and we evaluate the acquisition of other firms or assets that would complement or expand our business in attractive service markets or that would broaden our customer relationships. We cannot assure you that we will be successful in our recruiting efforts or that we will be able to identify suitable acquisition candidates available for sale at reasonable prices or that we will be able to consummate any acquisition. Further, future acquisitions may further increase our leverage or, if we issue equity securities to pay for the acquisitions, our shareholders could suffer dilution of their interests.

Future acquisitions may increase our leverage or cause dilution of existing shareholders’ interests. We anticipate that our strategy of growth through acquisitions of assets of other firms will necessitate additional debt and/or equity financing, although there can be no assurance that this will happen. Our failure to obtain sufficient financing that we may need in the future could have a material adverse effect on our operations and our ability to continue as a going concern. In addition, issuing securities in connection with acquisitions, or the hiring of additional registered representatives and other personnel may have a dilutive effect on the interests of our shareholders.

We may have difficulty integrating businesses and/or generating acceptable returns from future acquisitions. Even if we are able to identify acquisition candidates and complete the acquisition on terms favorable to us, we cannot assure you that we will be able to successfully integrate any acquired business into our operations.

The success of any completed acquisition will depend in large measure on our ability to integrate the operations of the acquired business with our operations and otherwise to maintain and improve the results of operations of the acquired business. Acquisitions involve a number of special risks and present financial, managerial and operational challenges, some of which include:

•	diversion of management’s attention;

•	unanticipated events or circumstances;

•	existence of unknown liabilities;

•	potential disputes with sellers; and

•	adverse effects on our reported earnings per share in the event acquired intangible net assets, if any, become impaired.

An acquisition increases the risk that any business may lose customers or employees, including key employees of the acquired business. An acquired business could under perform relative to our expectations and we may not realize the value we expect from the acquisition. Adverse market conditions or poor investment or other performance by an acquired company may adversely affect revenue. We could also experience financial or other setbacks if an acquired company has problems of which we are not aware. Although we conduct due diligence reviews of potential acquisition candidates, we may not identify all material liabilities or risks related to acquisition candidates. Some or all of these risks could have a material adverse effect on our business, financial condition and results of operations. Further, future acquisitions may further increase our leverage or, if we issue equity securities to pay for the acquisitions, our shareholders could suffer dilution of their interests.

Our exposure to possible litigation could adversely affect our business. From time to time we are engaged in various legal and regulatory proceedings arising in the normal course of business. Many aspects of the securities brokerage business involve substantial risks of liability. In recent years, there has been an increasing incidence of litigation involving the securities brokerage industry, including class action and other suits that generally seek substantial damages, including in some cases punitive damages. We currently maintain errors and omissions insurance, the proceeds of which may help to reduce the amount we may otherwise be required to pay with respect to certain types of claims. However, there can be no assurance that we will be able to obtain errors and omissions insurance in the future. If it can be obtained, the price for such insurance may be unreasonable. Even if such insurance is in force, the amount of any award may exceed the maximum coverage provided by such insurance, in which case we will be required to pay any uncovered portion. While it is not possible to determine with certainty the outcome of these matters, we are of the opinion the eventual resolution of such proceedings will not have a material adverse effect on our financial position or operating results. Any such litigation brought in the future could have a material adverse effect on our business, financial condition and operating results.

From time to time, we may also be engaged in various legal proceedings not related to securities. We currently maintain various types of insurance, including directors and officers liability insurance, as well as employment practices liability insurance, the proceeds of which may help to reduce the amount we may otherwise be required to pay with respect to certain types of claims. However, there can be no assurance that we will be able to obtain such insurance in the future. If it can be obtained, the price for such insurance may be unreasonable. Even if such insurance is in force, the amount of any award may exceed the maximum coverage provided by such insurance, in which case we will be required to pay any uncovered portion.

Our business relies heavily on computers and other electronic systems and capacity constraints and failures of these systems could harm our business. As our business expands, we face risks relating to the need to expand and upgrade our transaction processing systems, network infrastructure and other aspects of our technology. While many of our systems are designed to accommodate additional growth without redesign or replacement, we may nevertheless need to make significant investments in additional hardware and software to accommodate growth. We cannot assure you that we will be able to predict accurately the timing or rate of such growth, or expand and upgrade our systems and infrastructure on a timely basis. Additionally, our business may be negatively impacted by acts of cyberterrorism.

We may not be able to completely protect ourselves from various forms of business interruption. Although we maintain business interruption insurance, the net proceeds from such insurance may not be sufficient to cover lost revenues and earnings. Additionally, in the future, it may not be possible to obtain business interruption insurance on terms that management deems acceptable, especially if such interruption relates to acts of terror, including acts of cyberterrorism.

We rely on third party vendors to provide services that are an integral part of our business. As a fully disclosed broker-dealer, we rely on our clearing firms to provide a number of operations and support functions that we cannot provide internally. If our relationship with either or both of our clearing firms were to be terminated, our business could be materially adversely impacted unless we were able to utilize the services of another clearing firm. Even if we were to develop such other relationships, our business could be adversely impacted if we were unable to obtain terms as favorable as those currently in place.

We depend on our headquarters and operations center for continued operation of our business. A disaster directly affecting our headquarters or operations center may have a material adverse impact on our ability to continue to operate our business without interruption. Although we have disaster recovery programs in place, there can be no assurance that these will be sufficient to mitigate the harm that may result from such a disaster. In addition, insurance and other safeguards might only partially reimburse us for our losses. Furthermore, we rely on third parties to perform certain back office and trade execution functions on our behalf. In the event these third parties are unable to provide these services, including as a result of a natural disaster or such other event that results in an interruption of their business activities, our operations could be materially negatively impacted.

We may have to indemnify our directors and officers for certain actions. Our Amended and Restated Articles of Incorporation require us to indemnify (to the fullest extent permitted under Florida law) each of our directors and officers against liabilities imposed upon them (including reasonable amounts paid in settlement) and expenses incurred by them in connection with any claim made against them or any action, suit or proceeding to which they may be a party by reason of their being or having been directors or officers of our company. The foregoing provisions may reduce the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from suing directors for breaches of their duty of care, even though such an action, if successful, might otherwise benefit our shareholders and us. We maintain officers and directors liability insurance coverage in the amount of $1 million. There can be no assurance that such insurance will be available in the future, or that if available, it will be available on terms that are acceptable to us. Furthermore, there can be no assurance that the insurance coverage provided will be sufficient to cover the amount of any judgment awarded against an officer or director (either individually or in the aggregate). Consequently, if such judgment exceeds the coverage under the policy, we may be forced to pay such difference.

Risks Related To Our Common Stock

Our common stock is subject to price volatility. The price of our common stock is volatile. Because of possible fluctuations in operating results, such as revenues or operating results being below the expectations of investors, and the volatility of market and economic conditions generally, there may be additional volatility in the price of our common stock. Further, approximately 6,000,000 shares of outstanding common stock were released from lock-up agreements on March 2, 2004, and an additional 6,000,000 of such shares will be released on July 1, 2004. In addition, one-half of another 4,000,000 shares of common stock and 1,478,000 shares issuable upon exercise of outstanding warrants were released from lock-up agreements on January 1, 2004, and the remainder of these will be released on July 1, 2004; all of those 5,478,000 shares are included for resale in this registration statement under registration rights agreements. If a large number of shares of our common stock enters the market, the market price of our common stock could decline significantly. A significant decline in the market price of our common stock could result in litigation that could subsequently result in increased costs and a diversion of management’s attention and resources from operations.

Additional capital may dilute current shareholders. In order to provide capital for the operation of the business, we may enter into additional financing arrangements. These arrangements may involve the issuance of new shares of common stock, preferred stock that is convertible into common stock, debt securities that are convertible into common stock or warrants for the purchase of common stock. Any of these items could result in a material increase in the number of shares of common stock outstanding, which would in turn result in a dilution of the ownership interests of existing common shareholders. In addition, these new securities could contain provisions, such as priorities on distributions and voting rights, which could affect the value of our existing common stock.

There may not be a liquid market for the common stock. Our common stock is currently traded on the OTC Electronic Bulletin Board. This market generally has less liquidity than the Nasdaq SmallCap Market and certain institutional investors are precluded from buying stock in this market. There can be no assurance that our investors will be able to sell their shares of common stock at prices and times that are desirable.

Our common stock is subject to the penny stock rules which means our market liquidity could be adversely affected. The SEC’s regulations define a “penny stock” to be an equity security that has a market price less than $5.00 per share, subject to certain exceptions. These rules impose additional sales practice requirements on broker dealers that sell low-priced securities to persons other than established customers and institutional accredited investors; and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common stock might decline.

No dividends are anticipated. We intend to retain any future earnings to fund the operation and expansion of our business. We do not anticipate paying cash dividends on our shares in the foreseeable future.

Our preferred stock may cause further dilution. Our Amended and Restated Articles of Incorporation authorize the issuance of up to 5,000,000 shares of “blank check” preferred stock, with such rights and preferences as may be determined from time to time by our board of directors without further shareholder approval. The Company designated 150,000 shares, and issued to investors 125,000 shares, of such preferred stock as its Series A Preferred Stock. Consequently, we have 4,875,000 shares of authorized but unissued shares of preferred stock that may be sold in the future and that can, at the discretion of our board of directors, be designated as other series of preferred stock with dividend and liquidation preferences that are senior, and not available to, the holders of our common stock. In the event that we issue additional preferred stock, the holders of such stock, as well as the Series A Preferred Stock, shall be entitled to receive dividends and distributions prior to their receipt by the holders of our common stock. Thus, holders of common stock could realize less than the amount of dividends and/or distributions to which they would otherwise be entitled.

We may propose a reverse-split of our common stock. We may, at some time in the future, propose a reverse-split of our common stock. There can be no assurance that, in the event of a reverse-split, the stock will not otherwise decline in value.

USE OF PROCEEDS

We will not receive any proceeds from any sale of shares of common stock by the selling shareholders (other than the exercise price payable upon the exercise of any warrants issued to the selling shareholders). Assuming all of the warrants for an aggregate of 1,478,000 shares of common stock were exercised through a cash exercise, we would receive an aggregate of $443,400 of proceeds. The shares of common stock underlying the warrants are being registered for resale in this registration statement. We anticipate that we will use any proceeds from the exercise of the warrants for general corporate purposes. For information about the selling shareholders, see “Selling Shareholders.”

Our costs associated with this offering are approximately $27,250. Selling shareholders are responsible for their respective transaction costs.

SELLING SHAREHOLDERS

General

This prospectus covers offers and sales from time to time of our common stock by the following selling shareholders:

•	Antares Capital Fund III, Limited Partnership, a Delaware limited partnership, with its offices located in Florida;

•	Steven C. Jacobs, a resident of Florida, who maintains a registered representative license with our firm, and who is also a member of our board of directors, and is our Executive Vice President, Chief Financial Officer and Secretary;

•	Gregory J. Bentley, a resident of Florida, who maintains a registered representative license with our firm and is an Executive Vice President of Summit Brokerage;

•	Bruce A. Bernstein, a resident of Florida, a former employee and registered representative with our firm;

•	John G. Black, a resident of Florida, an employee and registered representative with our firm;

•	Bruce J. Sallah, a resident of Florida, an employee and registered representative with our firm;

•	Floyd L. Shilanski, a resident of Alaska, an independent registered representative with our firm;

•	Debra Smith, a resident of California, an independent registered representative with our firm;

•	Timothy A. Wells, a resident of Ohio, an independent registered representative with our firm;

•	Susan M. Camacho, a resident of Florida and an employee of our firm;

•	Patricia L. O’Connor, a resident of Florida and an employee of our firm;

•	Joel E. Marks, a licensed registered representative who provided our firm with consulting services.

These selling shareholders may offer and resell up to an aggregate of 5,478,000 shares of our common stock from time to time under this prospectus.

Antares Capital Fund III Limited Partnership, a Delaware limited partnership (“Antares”) purchased 4,000,000 shares of our common stock for a total purchase price of $1,000,000 on April 11, 2003. When Antares purchased the shares, it entered into a Stock Purchase Agreement with Summit Brokerage and a Co-Sale and Voting Rights Agreement with Marshall T. Leeds, our Chairman and Chief Executive Officer. Under those agreements, Antares has certain rights relating to corporate governance matters for so long as Antares owns 2,000,000 of the original 4,000,000 shares it purchased. Such rights include:

•	the right to appoint or nominate for election a director, which director would also serve on the compensation and audit committees; and further, Mr. Leeds agreed to vote his shares in favor of such appointment or election;

•	the right to have a representative present at meetings of the board and its committees, which right includes the same access to the company’s records as a board member would have;

•	majority approval by the independent directors of certain stock purchases, if any, under $.25 per share by Mr. Leeds, and if so approved, Antares has the right to participate with Mr. Leeds on a pro-rata basis;

•	the right to participate on a pro-rata basis in any sale of the company’s stock by Mr. Leeds on the same terms and conditions as any such proposed sale.

Although Antares has a right to designate a nominee to our board of directors, it has not done so and has not indicated to us when or if it will do so.

In March 2003, we awarded to eight of our registered representatives participating in our private common stock offering, common stock purchase warrants for a total of 928,000 shares of our common stock. The warrants are exercisable until March 18, 2008 at an exercise price of $0.30 per share. The private common stock offering, which commenced in October 2002 and closed in March 2003, raised gross proceeds of $3,010,000 from the sale of 12,040,000 shares of our common stock. These warrants include a warrant for 40,000 shares of common stock issued to Steven C. Jacobs, who holds a registered representative license, and who is a director of our company and our Executive Vice President, Chief Financial Officer and Secretary.

In connection with the consummation of the sale of 4,000,000 shares of common stock to Antares in April 2003, Steven C. Jacobs received as compensation $80,000 in cash, 80,000 shares of our common stock and a common stock purchase warrant exercisable for a total of 400,000 shares at an exercise price of $0.30 per share.

In March 2003, we awarded to Susan Camacho and Patricia O’Connor, employees of our company, common stock purchase warrants exercisable for a total of 50,000 shares of common stock at an exercise price of $0.30 per share. The warrants expire on March 18, 2008. The warrants were issued to these employees for administrative (non-selling) services rendered to the company for various projects, including our private common stock offering.

In March 2003, we awarded to Joel Marks a common stock purchase warrant exercisable for 100,000 shares of common stock at an exercise price of $0.30 per share. Mr. Marks, a licensed registered representative and consultant, provided services in connection with our private common stock offering.

We provided registration rights to each of these individuals, and we agreed to file a registration statement registering for resale the 4,000,000 shares of common stock purchased by Antares and the 1,478,000 shares of common stock to be issued upon the exercise of the warrants.

Selling Shareholders Table

The following table lists the name of each selling shareholder, the number of shares of common stock beneficially owned by each selling shareholder before this offering, the number of shares of common stock that may be offered by each selling shareholder pursuant to this prospectus, and the number of shares of common stock to be beneficially owned by each selling shareholder upon completion of the offering if all shares registered for resale by this registration statement are sold. None of the selling shareholders have held any position or office or had any other material relationship with us in the last three years, other than as described above. The information below is as of May 31, 2004 and has been furnished by the respective selling shareholders.

The table assumes that the selling shareholders will sell all of the shares offered by them in this offering. We are unable to determine, however, the exact number of shares that will actually be sold or when or if these sales will occur. To our knowledge, each of the persons named in this table has sole voting and investment power with respect to the shares of common stock shown as beneficially owned by that person.

			Number of Shares Owned After This Offering(1)
Beneficial Owners	Number of Shares Owned Before This Offering(2)	Number of Shares Being Registered for Resale	Number of Shares	Percent
Antares Capital Fund III Limited Partnership	4,000,000	4,000,000	-0-	*
Gregory J. Bentley	117,500(3)	30,000	87,500	*
Bruce A. Bernstein	520,000(4)	520,000	-0-	*
John G. Black	301,000(5)	34,000	267,000	*
Susan M. Camacho	44,600(6)	25,000	19,600	*
Steven C. Jacobs	905,000(7)	440,000	465,000	1.63%
Joel E. Marks	125,000(8)	100,000	25,000	*
Patricia L. O’Connor	37,500(9)	25,000	12,500	*
Bruce J. Sallah	40,000(10)	40,000	-0-	*
Floyd L. Shilanski	432,325(11)	200,000	232,325	*
Debra Smith	57,457(12)	44,000	13,457	*
Timothy A. Wells	30,880(13)	20,000	10,880	*
Total	6,611,262	5,478,000	1,133,262	3.75%

*	Less than one percent.
(1)	Assumes all shares registered under this Registration Statement will be offered and sold.
(2)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants or convertible securities that are exercisable within 60 days of May 31, 2004 are deemed outstanding for computing the percentage of the person holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person. As of May 31, 2004, there were 28,189,583 shares of common stock issued and 28,174,671 outstanding. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
(3)	Represents (a) 87,500 shares issuable upon exercise of options that are exercisable within the next 60 days, and (b) 30,000 shares issuable upon exercise of currently exercisable warrants.
(4)	Represents 520,000 shares issuable upon exercise of currently exercisable warrants.
(5)	Represents (a) 267,000 shares currently held by the holder, and (b) 34,000 shares issuable upon exercise of currently exercisable warrants.
(6)	Represents (a) 12,100 shares currently held by the holder, (b) 12,500 issuable upon exercise of options that are exercisable within the next 60 days, and (c) 25,000 shares issuable upon exercise of currently exercisable warrants.
(7)	Represents (a) 80,000 shares currently held by the holder; (b) 385,000 shares issuable upon exercise of options that are exercisable within the next 60 days and (c) 440,000 shares issuable upon exercise of currently exercisable warrants.
(8)	Represents (a) 25,000 shares issuable upon exercise of options that are exercisable within the next 60 days, and (b) 100,000 shares issuable upon exercise of currently exercisable warrants.
(9)	Represents (a) 12,500 shares issuable upon exercise of options that are exercisable within the next 60 days, and (b) 25,000 shares issuable upon exercise of currently exercisable warrants.
(10)	Represents 40,000 shares issuable upon exercise of currently exercisable warrants.
(11)	Represents (a) 201,000 shares currently held by the holder, (b) 31,325 shares issuable upon exercise of options that are exercisable within the next 60 days, and (b) 200,000 shares issuable upon exercise of currently exercisable warrants.
(12)	Represents (a) 2,200 shares currently held by the holder, (b) 11,257 shares issuable upon exercise of options that exercisable within the next 60 days, and (b) 44,000 shares issuable upon exercise of currently exercisable warrants.

(13)	Represents (a) 480 shares currently held by the holder, (b) 10,400 shares issuable upon exercise of options that are exercisable within the next 60 days, and (b) 20,000 shares issuable upon exercise of currently exercisable warrants.

The shares offered by this prospectus may be offered from time to time by the selling shareholders named above. The selling shareholders and we are not making any representation that any shares covered by the prospectus will or will not be offered for sale or resale. The selling shareholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares.

PLAN OF DISTRIBUTION

The selling shareholders named in the table above, or pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling shareholder as a gift, partnership distribution or other non-sale transfer after the date of this prospectus, may from time to time, sell all or a portion of the shares of common stock being registered hereunder. All of such persons are “selling shareholders” as that term is used in this prospectus. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

The selling shareholders may sell the shares from time to time in one or more of the following transactions:

•	an over-the-counter distribution in accordance with the rules of the OTC Electronic Bulletin Board;

•	ordinary brokerage transactions and transactions in which the broker or dealer solicits purchases;

•	privately negotiated transactions;

•	block trades in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	any combination of the foregoing; or

•	any other method permitted pursuant to applicable law.

The sale price to the public may be:

•	the market price prevailing at the time of sale;

•	a price related to such prevailing market price;

•	a negotiated or fixed price; or

•	such other price as the selling shareholders determine from time to time.

The selling shareholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at the time.

Section 16(c) of the Securities Exchange Act of 1934 prohibits our officers, directors and shareholders who beneficially own more than 10% of our common stock from engaging in short sales of our securities. Thus, any selling shareholder who is an officer, director or over 10% beneficial owner of our common stock may not sell their shares in any short sale transaction. However, from time to time other selling shareholders may engage in short sales, short sales against the box, puts and calls and other transactions in our securities or derivatives thereof, and may sell and deliver the shares of common stock in connection therewith or in settlement of securities loans.

From time to time the selling shareholders may pledge their shares of common stock pursuant to the margin provisions of their customer agreements with their respective brokers. Upon a default by the selling shareholders, the broker may offer and sell the pledged shares of common stock from time to time.

In effecting sales, brokers and dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate in such sales. Brokers or dealers may receive commissions or discounts from the selling shareholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling shareholders to sell a specified number of such shares of common stock at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a selling shareholder, to purchase as principal any unsold shares of common stock at the price required to fulfill the broker-dealer commitment to the selling shareholder. Broker-dealers who acquire shares of common stock as principal may thereafter resell such shares of common stock from time to time in transactions (which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such shares commissions as described above. The selling shareholders may also sell the shares of common stock in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.

The selling shareholders and any brokers, dealers or agents that participate with the selling shareholders in sales of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The selling shareholders are responsible for paying the expenses incident to the offering and sale of the shares to the public. We are paying all costs incident to the registration of these shares, such as registration fees, filing, printing expenses and other expenses of complying with the state securities or blue sky laws of any jurisdiction in which the shares are to be registered or qualified.

In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available and is satisfied.

Under the terms of the Antares registration rights agreement, we are required to maintain the effectiveness of this Registration Statement until the earlier of (i) the sale of all of Antares’ 4,000,000 shares and (ii) July 1, 2005, plus an aggregate amount of additional days equal to the aggregate number of days the Antares shares may not be sold under the registration statement as a result of our suspension of the use of this prospectus, as described hereinabove. We may suspend the use of this prospectus in the event that there is a material, or potentially material, development involving us, or there is an occurrence of an event that renders the information in this prospectus misleading, incomplete or untrue.

DESCRIPTION OF CAPITAL STOCK

Under our Amended and Restated Articles of Incorporation, our authorized capital stock consists of 60,000,000 shares of common stock, $0.0001 par value per share of which 28,189,583 shares are issued and 28,174,671 outstanding as of May 31, 2004, and 5,000,000 shares of “blank check” preferred stock, $0.0001 par value per share, of which 150,000 shares have been designated as Series A Convertible Preferred Stock with 125,000 shares outstanding as of May 31, 2004. The following description of our securities is intended to be a summary, and you should read it in conjunction with the applicable governing documents filed with the SEC.

Common Stock

Our Amended and Restated Articles of Incorporation authorizes us to issue up to 60,000,000 shares of common stock, $.0001 par value per share.

All shares of our common stock have one vote per share. Holders of our common stock may receive dividends, when, as and if declared by the board of directors, if funds are legally available for the payment of dividends. Shares of our common stock have no preemptive, conversion, sinking fund, redemption or similar provisions. In the event of our liquidation, holders of our common stock participate on a pro rata basis in the distribution of any of our assets that are remaining after the payment of liabilities and any liquidation preference on outstanding shares of preferred stock. All outstanding shares of our common stock are fully paid and nonassessable.

Certain Registration Rights and Lock-Up Agreements. The shares registered for resale hereunder are being registered pursuant to registration rights agreements between us and the selling shareholders. The shares registered for resale hereunder are subject to lock-up agreements which lock-up expired on January 1, 2004 as to one-half of the shares; and, as to the remaining one-half of the shares, the lock-up expires on July 1, 2004.

Registrar and Transfer Agent. Our Registrar and Transfer Agent for our common stock is Florida Atlantic Stock Transfer, Inc., Tamarac, Florida.

Preferred Stock

Subject to certain rights of the holders of preferred stock to approve certain actions we may undertake in respect of the preferred stock, our board of directors has the authority, without action by the shareholders, to designate and/or issue up to 5,000,000 shares of preferred stock, $.0001 par value, in one or more series and to designate the rights, preferences, privileges, qualifications and limitations of each series, any or all of which may be greater than the rights of holders of our common stock. The effects of the issuance of any preferred stock in the future upon the rights of holders of common stock might include, among other things, restricting dividends on common stock, diluting the voting power of common stock, impairing the liquidation rights of common stock and delaying or preventing a change in control of us without further action by the shareholders.

Series A Convertible Preferred Stock

Our Amended and Restated Articles of Incorporation has authorized and designated from our blank check preferred stock, 150,000 shares of Series A Convertible Preferred Stock, $.0001 par value per share (the “Series A Preferred Stock”), 125,000 shares of which are issued and outstanding. The rights, preferences, privileges, and the limitations and qualifications of our Series A Preferred Stock are summarized below. The Series A Preferred Stock is also referred to herein as the “Series A 12% Cumulative Convertible Preferred Stock.”

Conversion Rights. Shares in Series A Preferred Stock are convertible into shares of our common stock at the election of the holder at any time and are automatically converted, without further action on our part or the holders of the Series A Preferred Stock, upon a sale of all or substantially all of our common stock or assets (a “Sale,” and sometimes referred to as an “Automatic Conversion Event”). If the Series A Preferred Stock is converted pursuant to an Automatic Conversion Event or voluntarily by a holder, the shares of our common stock to be issued upon such conversion shall be determined by dividing (i) a numerator which shall be an amount equal to the number of shares of Series A Preferred Stock being converted multiplied by 115% of the Subscription Price, by (ii) a denominator which shall be the per share price that is the lower of (x) the Closing Sale Price (as defined below) and (y) the average Closing Sale Price for the 20 trading days immediately preceding the conversion date; provided, however, in no event shall the denominator be less than the Subscription Price. “Closing Sale Price” is defined as the closing sale price of a share of common stock as reported or quoted by the NASD OTC Electronic Bulletin Board, national exchange or NASDAQ, as applicable, or if the common stock is not so reported or quoted, the “Closing Sale Price” shall mean the Subscription Price ($1.00).

Voting Rights. The Series A Preferred Stock is non-voting, except as otherwise required by law.

Dividends. Dividends on the Series A Preferred Stock are cumulative from the date of original issuance in an amount equal to $0.12 (representing an annual dividend yield of 12%) (the “Preferred Dividends”). Such cumulative dividends are payable when and as declared by the Board of Directors at the end of each fiscal quarter, commencing with the first full fiscal quarter after issuance of the Series A Preferred Stock, until a Dividend Accrual Event (defined below). The Preferred Dividends will be automatically payable upon only the following: (i) a Sale, (ii) a voluntary conversion of the Series A Preferred Stock by the holder, (iii) a liquidation, dissolution or other winding up of our affairs, or (iv) our redemption of the Series A Preferred Stock (each a “Dividend Accrual Event”). Specifically, upon appropriate approvals, we will declare such dividend if a Dividend Accrual Event occurs, and thereafter no further dividends will accumulate thereon or be due upon the Series A Preferred Stock, except in the event of a voluntary partial conversion or redemption, whereupon dividends shall be payable as to Series A Preferred Stock converted or redeemed, but shall continue to accumulate on Series A Preferred Stock not converted or redeemed. Preferred Dividends will be paid in cash except in the event of a voluntary conversion, in which case we, at our option, may pay accrued and unpaid dividends in cash or our common stock, or any combination thereof. If such dividends are paid in our common stock, the number of shares of common stock shall be determined by dividing (i) a numerator which shall be the sum of all accrued and unpaid dividends in respect of the Series A Preferred Stock being converted, by (ii) a denominator which shall be the per share price that is the lower of (x) the Closing Sale Price and (y) the average Closing Sale Price for the 20 trading days immediately preceding the conversion date; provided, however, in no event shall the denominator be less than the Subscription Price ($1.00).

Preference. In the event of our liquidation, dissolution or winding up of our affairs for a price per share which is less than the Subscription Price ($1.00), holders of the Series A Preferred Stock will be entitled to a liquidation preference of $1.00 per share of Series A Preferred Stock, plus the dividends set forth above, prior to any distribution to the holders of common stock in full and complete liquidation of the interest of the holders of Series A Preferred Stock. In the event that we do not have sufficient funds to pay the full liquidation preference payable to the holders of Series A Preferred Stock, and any other shares issued on a parity with the Series A Preferred Stock (“Parity Shares”) the existing funds will be allocated among the holders of all such Series A Preferred Stock and Parity Shares pro rata in proportion to the full amounts to which they would respectively be entitled.

Redemption. At any time after August 1, 2002, we may, unless otherwise prevented by law, redeem from the holder thereof, the holder’s Series A Preferred Stock at the Subscription Price ($1.00) per share, together with any accrued but unpaid dividends thereon to and including the date of redemption, in whole or from time to time in part. Any partial redemption shall be allocated among the holders of Series A Preferred Stock pro rata or by lot, as determined by us.

Common Stock Purchase Warrants

We issued to certain of our employees, registered representatives and a consultant, common stock purchase warrants for a total of 1,478,000 shares of our common stock. The warrants are currently exercisable with an exercise price of $0.30 per share. The warrants expire on March 18, 2008. The 1,478,000 shares of common stock issuable upon exercise of the warrants are included for resale in this registration statement pursuant to registration rights provisions of the warrant agreements. Such underlying shares are subject to lock-up until January 1, 2004 as to one-half of such shares, and July 1, 2004 as to the balance.

The warrants contain provisions that protect holders against dilution by adjustment of the exercise price in certain events such as stock dividends and distributions, stock splits, recapitalizations, mergers, and consolidations. We will not be required to issue fractional shares upon the exercise of any warrant. The holder of a warrant will not possess any rights as a shareholder until the holder exercises the warrant.

Florida Anti-Takeover Law and Certain Bylaw Provisions

Certain provisions of Florida law and our bylaws may deter or frustrate a takeover attempt of us that a shareholder might consider in its best interest. We are subject to the “affiliated transactions” and “control share acquisition” provisions of Florida law, which require, subject to certain exceptions, that an “affiliated transaction” be approved by the holders of two-thirds of the voting shares other than those beneficially owned by an “interested shareholder” or by a majority of disinterested directors. Voting rights must also be conferred on “control shares” acquired in specified control share acquisitions, and generally only to the extent conferred by resolution approved by the shareholders, excluding holders of shares defined as “interested shares.” An “interested shareholder” is defined as the beneficial owner of more than 10% of a corporation’s voting stock. The term “control shares” is defined as shares that, except for the application of the statute, would have voting that, when added to all other shares that the acquirer owns or has the power to vote, would give the acquirer, directly or indirect alone, or as a member of a group, voting power in excess of certain statutory parameters. “Interested shares” are defined as a corporation’s shares for which any of the following persons have direct or indirect voting power in the election of directors: (a) the person or group that acquires control shares, (b) every officer of the corporation; and (c) every employee of the corporation who is also a director.

The provisions described above, together with the ability of the board of directors to issue preferred stock may have the effect of delaying or deterring a change in control of our company or a change in our management.

Indemnification of Our Officers and Directors

We have authority under Section 607.0850 of the Florida Business Corporation Act (the “FBCA”) to indemnify our directors and officers to the extent provided in such statute. Our Amended and Restated Articles of Incorporation provide that we shall indemnify our executive officers and directors to the fullest extent permitted by law either now or hereafter. The provisions of the FBCA that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under the FBCA. In addition, each director will continue to be subject to liability for (a) violations of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) deriving an improper personal benefit from a transaction; (c) voting for or assenting to an unlawful distribution; and (d) willful misconduct or a conscious disregard for the best interests of our company in a proceeding by or in the right of our company to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

We intend to enter into indemnification agreements with each of our officers and directors containing provisions that may require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that such indemnification provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

We maintain officers and directors liability insurance coverage in the amount of $1 million. There can be no assurance that such insurance will be available in the future, or that if available, it will be available on terms that are acceptable to us. Furthermore, there can be no assurance that the insurance coverage provided will be sufficient to cover the amount of any judgment awarded against an officer or director (either individually or in the aggregate). Consequently, if such judgment exceeds the coverage under the policy, we may be forced to pay such difference.

LEGAL MATTERS

Greenberg Traurig, P.A., Orlando, Florida has advised us about the legality and validity of the shares. In connection with past and future legal services, Greenberg Traurig agreed to be paid partially in our common stock. The legal fees are not contingent upon the occurrence of any event. As of May 31, 2004, Greenberg Traurig owned or had a right to receive 80,558 shares of our common stock.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-KSB have been audited by Moore Stephens Lovelace, P.A., independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, and proxy statements and other information with the Securities and Exchange Commission. You may read and copy any of those materials at the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Additionally, we are required to file electronic versions of these documents with the Securities and Exchange Commission through its Electronic Data Gathering, Analysis and Retrieval system. The Securities and Exchange Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically.

The Securities and Exchange Commission allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, except for information superceded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission. These documents contain important information about Summit Financial Services Group, Inc. and its finances.

Document	Period/Date

Annual Report Form 10-KSB Quarterly Report on Form 10-QSB	Year ended December 31, 2003 Quarter ended March 31, 2004

We will provide you without charge upon your request, a copy of any documents that we incorporate by reference, other than exhibits to those documents that are not specifically incorporated by reference into those documents. You may request a copy of a document, at not cost, by writing or telephoning us at the following address or telephone number:

Summit Financial Services Group, Inc.

980 North Federal Highway

Suite 310

Boca Raton, Florida 33432

(561) 338-2800

Attention: Investor Relations Department

You should rely only on the information contained in this document, incorporated by reference herein or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document is accurate only as of the date of this document, regardless of the time of the delivery of this prospectus or of any sale of our common stock.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

Pursuant to the registration rights agreements among the company and the selling shareholders, we have agreed to indemnify each selling shareholder and their respective officers, directors, employees representatives, underwriters, and any person who controls the selling shareholder or such underwriter against any losses, damages, costs, claims, expenses and liabilities arising out of or relating to (1) any untrue statement or alleged untrue statement of a material fact contained in this registration statement or any prospectus, including any amendments or supplements thereto, or (2) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that these liabilities (i) arise out of or are based upon and in conformity with any information furnished in writing to us by each selling shareholder, or any such underwriter or any such controlling person expressly for use in the Registration Statement or prospectus to or (ii) the selling shareholder’s failure to delivery a copy of the final prospectus as then amended or supplemented, subject to requirements of law. In addition, each selling shareholder, acting severally and not jointly, under the registration rights agreement has agreed to indemnify us and our officers, directors, each underwriter and any person who controls us each underwriter against any losses, claims, damages, liabilities, costs or expenses arising out of or based upon any statements or information provided by the selling shareholder to us or underwriter in connection with the sale of the selling shareholder’s stock registered for sale hereunder. However, each selling shareholder’s liability for indemnification hereunder is limited to an amount equal to the proceeds received by the selling shareholder from the stock sold pursuant to this registration statement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the issuer pursuant to the foregoing provisions, or otherwise, the issuer has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

* * * *

SUMMIT FINANCIAL SERVICES GROUP, INC.

5,478,000 Shares of Common Stock

to be Offered by Selling Shareholders

                    , 2004

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14:	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses in connection with the sale of the shares being registered hereby:

SEC Registration Fee	$225.57
Printing and Engraving *	1,500.00
Accountants’ Fees and Expenses *	2,500.00
Legal Fees *	15,000.00
Blue Sky Fees and Expenses *	5,000.00
Miscellaneous Expenses *	3,000.00

Total *	$27,225.57

* Indicates estimate

Item 15:	Indemnification of Directors and Officers

We have authority under Section 607.0850 of the Florida Business Corporation Act (the “FBCA”) to indemnify our directors and officers to the extent provided in such statute. Our Amended and Restated Articles of Incorporation provide that we shall indemnify our executive officers and directors to the fullest extent permitted by law either now or hereafter. The provisions of the FBCA that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under the FBCA. In addition, each director will continue to be subject to liability for (a) violations of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) deriving an improper personal benefit from a transaction; (c) voting for or assenting to an unlawful distribution; and (d) willful misconduct or a conscious disregard for the best interests of our company in a proceeding by or in the right of our company to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

We intend to enter into indemnification agreements with each of our officers and directors containing provisions that may require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that such indemnification provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Pursuant to the registration rights agreements among the company and the selling shareholders, we have agreed to indemnify each selling shareholder and their respective officers, directors, agents, brokers, investment advisors, employees and any person who controls the selling shareholder against any losses, claims, damages, liabilities, costs and expenses arising out of or relating to (1) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any prospectus, including any amendments or supplements thereto, or (2) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that these liabilities arise out of or are based upon and in conformity with any information furnished in writing to us by each selling shareholder expressly for use in the Registration Statement or an amendment or supplement thereto. In addition, each selling shareholder, acting severally and not jointly, under the registration rights agreement has agreed to indemnify us and our officers, directors, employees, agents and any person who controls us against any losses, claims, damages, liabilities, costs or expenses arising out of or based upon and in conformity with written information furnished by the selling shareholder expressly for use in the Registration Statement or an amendment or supplement thereto. However, the foregoing indemnity shall not apply to amounts paid in settlement of any such liability if the settlement is effected without the consent of such selling shareholder.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the issuer pursuant to the foregoing provisions, or otherwise, the issuer has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16:	Exhibits

Number	Description
2.1.1	Agreement and Plan of Merger by and among Summit Brokerage Services, Inc., Summit Financial Services Group, Inc. (formerly known as Summit Holding Group, Inc.) and Summit Transitory Sub, Inc., dated July 17, 2003(1)

2.1.2	Amendment to Agreement and Plan of Merger(1)

2.1.3	Articles of Merger(1)

4.1	Form of Warrant(2)

4.2	Warrant Agreement between Summit Brokerage Services, Inc. and Steven C. Jacobs dated effective March 19, 2003.(3)

4.3	Warrant Agreement between Summit Brokerage Services, Inc. and Steven C. Jacobs dated effective April 11, 2003.(3)

4.4	Form of Registration Rights Agreement between Summit Brokerage Services, Inc. and certain investors.(4)

4.5	Registration Rights Agreement between Summit Brokerage Services, Inc. and Antares Capital Fund III Limited Partnership, dated April 11, 2003.(5)

5.1	Legal Opinion of Greenberg Traurig, P.A.*

10.1	2000 Incentive Compensation Plan(3)

10.2	Stock Purchase Agreement dated April 11, 2003, between Summit Brokerage Services, Inc. and Antares Capital Fund III Limited Partnership(5)

10.3	Co-Sale Agreement dated April 11, 2003, between Marshall T. Leeds and Antares Capital Fund III Limited Partnership(5)

10.4	Supplemental Letter dated April 11, 2003, between Marshall T. Leeds and Antares Capital Fund III Limited Partnership(5)

10.5	Form of Registration Rights Agreement between Summit Brokerage Services, Inc. and Investors in the Company’s private placement(5)

10.6.	Stock Purchase Agreement by and among Summit Brokerage Services, Inc., Richard Parker and Marshall T. Leeds, dated March 22, 2002.(6)

10.7	Stock Option Agreement between Summit Brokerage Services, Inc. and Marshall T. Leeds dated March 22, 2002.(6)

10.8	Amended and Restated Employment Agreement between Summit Brokerage Services, Inc. and Marshall T. Leeds, dated May 22, 2002.(7)

10.9	Shareholders’ Voting Agreement and Irrevocable Proxy by and among Summit Brokerage Services, Inc., Marshall T. Leeds, Richard Parker and Joan Parker, dated May 22, 2002.(7)

10.10	Stock Option Agreement between Summit Brokerage Services, Inc. and Richard Parker dated May 22, 2002.(7)

13.1	Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2003(8)

23.1	Consent of Moore Stephens Lovelace, P.A.*

23.4	Consent of Greenberg Traurig, P.A. (included in Exhibit 5.1)*

24.1	Power of Attorney (included in the signature page)*

*	Filed herewith
(1)	Incorporated herein by reference from Form 8-K of the Registrant dated March 2, 2004 and filed March 3, 2004, file no. 0-29337.
(2)	Incorporated herein by reference from Form 10-QSB for the quarter ended September 30, 2003, filed by Summit Brokerage Services, Inc. on November 14, 2003, file no. 0-29337.
(3)	Incorporated by reference from Form 10-KSB for the year ended December 31, 2003, filed by the Registrant on March 30, 2004, file no. 0-29337.
(4)	Incorporated by reference from Form 10-KSB for the year ended December 31, 2002, filed by Summit Brokerage Services, Inc. on March 30, 2003, file no. 0-29337.
(5)	Incorporated herein by reference from the Form 8-K, filed by Summit Brokerage Services, Inc. on April 21, 2003, file no. 0-29337.
(6)	Incorporated by reference from Form 10-QSB for the quarter ended March 31, 2002, filed by Summit Brokerage Services, Inc. on May 24, 2002, file no. 0-29337.
(7)	Incorporated by referenced from Form 10-QSB for the quarter ended June 30, 2002, filed by Summit Brokerage Services, Inc., on August 19, 2002, file no. 0-29337.
(8)	Filed by the Registrant on March 30, 2003 and incorporated herein by reference.

Item 17:	Undertakings

The undersigned Registrant will:

(1)	File, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	Include any additional or changed material information on the plan of distribution;

(2)	For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the registrant’s Amended and Restated Certificate Incorporation or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boca Raton, Florida, on June 23, 2004.

SUMMIT FINANCIAL SERVICES GROUP, INC.

By:	/s/ Marshall T. Leeds
Marshall T. Leeds Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Marshall T. Leeds and Steven C. Jacobs, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, including a Prospectus or an Amended Prospectus therein and in any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”) and to file the same, with all exhibits and schedules thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes or any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Marshall T. Leeds Marshall T. Leeds	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	June 23, 2004

/s/ Steven C. Jacobs Steven C. Jacobs	Executive Vice President, Chief Financial Officer, Secretary and Director (Principal Financial and Accounting Officer)	June 23, 2004

/s/ Sanford B. Cohen Sanford B. Cohen	Director	June 22, 2004

/s/ Paul D. DeStefanis Paul D. DeStefanis	Director	June 23, 2004

/s/ William L. Harvey William L. Harvey	Director	June 23, 2004

EXHIBIT INDEX

Number	Description
5.1	Legal Opinion of Greenberg Traurig, P.A.

23.1	Consent of Moore Stephens Lovelace, P.A.